EXHIBIT 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT AN INDEPENDENT PROFESSIONAL ADVISER.

If you have sold or transferred all of your registered holding of ordinary shares in the Company, please forward this document and the accompanying Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

COLT Telecom Group plc

(Registered in England and Wales with Number 3232904)

Directors:	Registered Office:
Andreas Barth	Beaufort House
Barry Bateman	15 St Botolph Street
Antony Bates	London
Jean-Yves Charlier	EC3A 7QN
Vincenzo Damiani
Hans Eggerstedt
Gene Gabbard
Robert Hawley
Timothy Hilton
John Remondi
Frans van den Hoven

18 March 2005

Dear COLT Shareholder,

Annual General Meeting on Thursday 21 April 2005

The Notice of the 2005 Annual General Meeting is set out on the following pages of this document. In addition to items numbered 1 to 15, which constitute ordinary business of an annual general meeting, the directors are proposing items numbered 16 to 20 as special business. I am writing to give some background to items 3 to 13 and to explain the reasons why items numbered 16 to 20 are being proposed.

1.	Items 3 to 13 - Election of Directors

All of the current directors will retire at the 2005 Annual General Meeting in accordance with the Company’s Articles of Association. All of the retiring directors, being eligible, will stand for re-election or, in the case of the: directors appointed since the 2004 Annual General Meeting, for election, as directors. Each director re-elected/elected will hold office until the 2006 Annual General Meeting or until he ceases to be a director in accordance with the Company’s Articles of Association, by operation of law or until he resigns. Biographical details of the directors can be: found on pages 26 and 27 of the 2004 Annual Report. During the year, all of the current directors have undergone an individual performance evaluation and have demonstrated that they remain committed to their role as director and that they continue to be effective and valuable members of the Board.

2.	Item 16 - Renewal of authority to allot relevant securities

This is an ordinary resolution which authorises the directors to allot relevant securities up to a maximum nominal value of £14,096,782 being the difference between the nominal value of the current issued ordinary share capital and the authorised ordinary share capital of the Company. This represents approximately 37% of the total issued ordinary share capital of the Company. This authority may only be exercised (other than in relation to the conversion of the Company’s 2% Senior Convertible Notes due March 2006 and April 2007 (together the “Convertible Notes”), the exercise of the warrants to purchase ordinary shares issued in 1996 (the “Warrants”) and the exercise of options or allotment of shares pursuant to the Company’s employee, director and consultant option and share plans (the “Share Plans”)) in respect of relevant securities of an aggregate nominal value of up to £12,592,739, being approximately one-third of the nominal value of the current issued ordinary share capital of the Company. This authority will expire at the conclusion of the 2006 Annual General Meeting. The directors have no current intention to exercise this authority. The Company does not hold any treasury shares.

3.	Item 17 - Renewal of authority to disapply statutory pre-emption rights

This is a special resolution which will renew the directors’ authority to exclude shareholders resident overseas from participating in any rights issue owing to legal and practical problems arising from foreign regulatory constraints, and to allot equity securities for cash to persons other than existing shareholders up to an aggregate nominal amount of £1,888,910, being approximately 5% of the current nominal value of the issued ordinary share capital of the Company. This authority will expire at the conclusion of the 2006 Annual General Meeting.

4.	Item 18 - Authority to purchase COLT shares

This is a special resolution which will renew and extend the Company’s authority to make market purchases of ordinary shares in the capital of the Company. It is proposed that the Company should be authorised to purchase up to 151 million ordinary shares representing approximately 10°/a of the current issued ordinary share capital of the Company. The directors have no current intention to exercise this authority but consider it advantageous for the Company to be in a position to make such purchases, if appropriate. Purchases will only be made on the London Stock Exchange or NASDAQ and where such purchases are, in the opinion of the directors, in the interests of the Company and where they should result in an improvement in earnings per share for the remaining shareholders. Once purchased by the Company, ordinary shares will be cancelled as issued shares and may only be: reissued in accordance with the Company’s Articles of Association. This authority will expire at the conclusion of the 2006 Annual General Meeting. The exercise of options under the Share Plans and of Warrants currently outstanding would result in the allotment of up to 62,235,421 ordinary shares, which would be equivalent to approximately 4.12% of the Company’s current issued share capital and approximately 4.58% of the Company’s issued share capital following any exercise in full of this authority to make market purchases.

5.	Items 19 and 20 - Number of Directors and Directors’ Fees

The Company’s Articles of Association allow the Company by ordinary resolution to set the maximum number of Directors that may be appointed to the Board and to set the maximum amount that may be paid in Directors’ fees. To give the Company the flexibility to have a balanced Board and with Directors of the required calibre, it is proposed that the maximum number of Directors that may be appointed to the Board be increased from nine to twelve and that the maximum amount that may be paid in Directors’ fees be increased from £150,000 to £275,000.

Recommendation

Your directors believe that the proposed resolutions are in the best interests of the Company and recommend you to vote in favour of them as they themselves intend to do so in respect of their own beneficial shareholdings of 1,297,982 ordinary shares of 2.5p each (representing approximately 0.09% of the current issued ordinary share capital of the Company).

Voting

Whether or not you are able to attend the 2005 Annual General Meeting, you are requested to register the appointment of a proxy electronically or by using the paper Form of Proxy enclosed. The Notes to the Notice explain both of these methods in more detail. Whichever method you use, the appointment of a proxy should be regiistered as soon as possible but, in any event, must be received by Lloyds TSB Registrars no later than 11:00 a.m. on Tuesday 19 April 2005. Registering the appointment of a proxy will not preclude you from attending the 2005 Annual General Meeting and voting in person, should you so wish.

Yours sincerely

Barry R. J. Bateman

Chairman

Notice of the 2005 Annual General Meeting

Notice is hereby given that the ninth Annual General Meeting of COLT Telecom Group plc will be held at The Capital Club, 15 Abchurch Lane, London EC4N 7BW on Thursday 21 April 2005 at 11:00 a.m. to consider and vote upon the following items.

Ordinary Business

1.	To receive the Report of the Board of Directors and the Financial Statements for the year ended 31 December 2004 and the Auditors’ Report thereon.

2.	To approve the Directors’ Remuneration Report for the year ended 31 December 2004.

3.	To re-elect Andreas Barth as a director.

4.	To re-elect Barry Bateman as a director.

5.	To re-elect Vincenzo Damiani as a director.

6.	To re-elect Hans Eggerstedt as a director.

7.	To re-elect Robert Hawley as a director.

8.	To re-elect Timothy Hilton as a director.

9.	To re-elect Frans van den Hoven as a director.

10.	To elect Antony Bates as a director.

11.	To elect Jean-Yves Charlier as a director.

12.	To elect Gene Gabbard as a director.

13.	To elect John Remondi as a director.

14.	To appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next Annual General Meeting.

15.	To authorise the directors to determine the remuneration of the Auditors.

Special Business

16.

Ordinary Resolution - THAT the Board be and is hereby generally and unconditionally authorised in substitution for all subsisting authorities, to exercise all powers of the Company to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £14,096,782 PROVIDED THAT:

(a)

this authority shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the Annual General Meeting of the Company to be held in 2006, save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired; and

(b)

this authority shall not be exercisable in respect of any relevant securities (other than in connection with the allotment of relevant securities in relation to the Convertible Notes, the Warrants and the Share Plans) to the extent that the aggregate nominal amount of the relevant securities issued pursuant to this authority (other than as aforesaid) would exceed £12,592,739.

17.

Special Resolution - THAT, subject to the passing of the previous resolution, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities within the meaning of Section 94 of the said Act for cash pursuant to the authority conferred by the previous resolution and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of that Act, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

(a)

the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) and in favour of all holders (excluding any shareholder holding shares as treasury shares) of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any regulatory body or any stock exchange in any territory or otherwise howsoever); and

(b)	the allotment (otherwise than as described in sub-paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £1,888,910,

and shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the Annual General Meeting of the Company to be held in 2006, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

18.	Special Resolution - THAT the Company be and is hereby generally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases of its ordinary shares of 2.5p each on the London Stock (Exchange and, in the form ofAmerican Depositary Shares on the National Association of Securities Dealers Automated Quotation (NASDAQ), subject to the following conditions:

(a)	the maximum aggregate number of ordinary shares which may be purchased is 151,000,000; and

(b)	ordinary shares may not be purchased at a price which is more than 5 per cent. above the average of the middle market quotations for the ordinary shares as taken from the London Stock Exchange Daily Official List for the five business days preceding the date of purchase or at a price which is less than 2.5p per ordinary share; and

the authority to purchase conferred by this resolution shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2006, save that the Company may before such expiry enter into a contract of purchase under which such purchase may be completed or executed wholly or partly after the expiration of this authority.

19.	Ordinary Resolution - THAT the number of directors shall not be more than twelve in number.
20.	Ordinary Resolution - THAT Directors’ fees shall not exceed £275,000 per annum.

By order of the Board

Jane Forrest

Company Secretary

Registered Office:

Beaufort House,

15 Botolph Street,

London,

EC3A 7QN

18 March 2005

Please read the Notes to the Notice of the 2005 Annual General Meeting on the following pages of this document

Notes to the Notice of the 2005 Annual General Meeting

1.	Record Date

To have the right to attend and vote at the 2005 Annual General Meeting (and also for the purpose of calculating how many votes a person can cast) a shareholder must have his/her name entered on the register of members as at 6:00 p.m. on Tuesday 19 April 2005. Changes to the register after this time will be disregarded in determining the rights of any person to attend or to vote at the meeting.

2.	Poll

All items in the Notice of the 2005 Annual General Meeting will be decided by a poll of shareholders.

3.	Appointment of Proxies
	3.1	Eligibility

Any shareholder entitled to attend and vote at the 2005 Annual General Meeting may appoint one or more proxies to attend and to vote instead of him/her. A proxy need not be a member of the Company.

3.2	Method

The appointment of a proxy may be registered by using the paper Form of Proxy enclosed (see 3.5 below) or electronically (see 3.6 below and, if a CREST Member, 3.7 below).

3.3	Deadline

To be effective, the appointment of a proxy must be registered with Lloyds TSB Registrars no later than 11:00 a.m. on Tuesday 19 April 2005.

3.4	Attendance

Registering the appointment of a proxy will not preclude a shareholder from attending the 2005 Annual General Meeting and voting in person.

3.5	Paper Form of Proxy
3.5.1

The shareholder may appoint someone other than the Chairman of the Meeting as their proxy. In this case, within the Name of Proxy box, the words “Chairman of the Meeting” must be crossed out and the full name and address of the proxy to be appointed written instead. The change must be initialled.

3.5.2

The shareholder may indicate how the proxy is to vote on the matters to be proposed at the meeting by ticking the appropriate box alongside each item. In the absence of any tick, the proxy may vote or abstain from voting as he or she thinks fit and, unless instructed otherwise, the proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to proposals) which may properly come before the meeting.

3.5.3

The paper Form of Proxy must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it may execute by its common seal, by the signature of a director and its secretary or two directors or other authorised signatories in the name of the company, or by the signature of a duly authorised officer or attorney. In the case of joint holdings, any one holder may sign.

3.5.4

In the case of joint holdings, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

3.5.5

To be valid, the paper Form of Proxy must be completed and lodged with the Company’s registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL, together, if applicable, with the power of attorney or other authority under which it is signed or a copy of such authority certified by a notary, no later than 11:00 a.m. on Tuesday 19 April 2005.

3.6	Electronic Proxy Appointment via www.sharevote.co.uk

3.6.1

To use the www.sharevote.co.uk website the shareholder will need the reference number, card ID and account number shown on the paper Form of Proxy enclosed. Alternatively, if the shareholder has registered with Lloyds TSB Registrars’ on-line portfolio service, www.shareview.co.uk, they can appoint their proxy by logging onto their portfolio via the shareview website and clicking on “Company Meetings”.

	3.6.2	Full instructions on the procedure to appoint a proxy electronically are available on both the sharevote and shareview websites.
	3.6.3	To be valid, the electronic proxy appointment must be lodged with the Company’s registrar, Lloyds TSB Registrars, no later than 11:00 a.m. on Tuesday 19 April 2005.
	3.6.4	An electronic proxy appointment will not be accepted if found to contain a computer virus.
3.7	Electronic Proxy Appointment by CREST Members
	3.7.1	This facility is only open to shareholders who hold their shares through CREST.
3.7.2

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the 2005 Annual General Meeting and any adjournments) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take appropriate action on their behalf.

3.7.3

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The CREST message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID7RA01) no later than 48 hours before the time appointed for the holding of the meeting or the adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the CREST message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

3.7.4

CREST members and, where applicable, their CREST sponsors or voting service provider(s), should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that the CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a CREST message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) is/are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

	3.7.5	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.